Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

13th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information a copy of a press release issued on 13th April 2004 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Hongkong Land Holdings Limited

RECEIVED
2004 APR 21 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

To: Business Editor
For immediate release

TERMINATION OF AMERICAN DEPOSITARY RECEIPT FACILITY

13th April 2004 – Hongkong Land Holdings Limited today announced that it has given notice to The Bank of New York (the 'Depositary') to terminate the Company's American Depositary Receipt ('ADR') facility. It is expected that the facility will terminate with effect from the close of trading on 28th May 2004 (the 'Termination Date').

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the 12 month period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents five ordinary shares.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date 12 months after the Termination Date (expected to be 28th May 2005) will be sold and the funds retained for the benefit of the holders of the respective ADRs.

For the avoidance of doubt, the final dividend in respect of 2003, payable to registered shareholders on 12th May 2004, will be paid to ADR holders prior to the Termination Date becoming effective.

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Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district.

Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.

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For further information, please contact:

Hongkong Land Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
C T Hew (852) 2501 7963

This and other Group announcements can be accessed through the Internet at 'www.hkland.com'.